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March 13, 2009

VIA EDGAR AND FACSIMILE—(202) 772-9218

Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director Ramin Olson, Attorney-Advisor Mara Ransom, Legal Branch Chief James Allegretto, Senior Assistant Chief Accountant Sarah Rottman, Assistant Chief Accountant
    Re:
    OpenTable, Inc.
    Registration Statement on Form S-1 (Registration No. 333-157034)

Ladies and Gentlemen:

        On behalf of OpenTable, Inc. (the "Company" or "OpenTable"), we are hereby filing Amendment No. 1 ("Amendment No. 1") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on January 30, 2009 (the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 1, three of which have been marked to show changes from the filing of the Registration Statement.

        Amendment No. 1 has been revised to reflect the Company's responses to the comments received by facsimile on February 27, 2009 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted below.

Registration Statement on Form S-1

General

  1.
  Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

    Response:    The Company acknowledges the Staff's comment and confirms that it will ensure that the Staff receives a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

  2.
  Please provide us with any additional gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

    Response:    In response to the Staff's comment, the Company respectfully advises the Staff that there is no additional gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Registration Statement Cover Page

  3.
  Please check the box indicating that you are a non-accelerated filer.

    Response:    In response to the Staff's comment, the Company has checked the box on the cover page of the Registration Statement to indicate that it is a non-accelerated filer.

Prospectus Cover Page

  4.
  Please indicate the number of shares offered, especially by selling shareholders, and other information left blank in your prospectus. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

    Response:    The Company acknowledges the Staff's comment and respectfully advises the Staff that it is in the process of obtaining information from each selling stockholder relating to its participation in the offering, including among other things, the number of shares offered. The Company confirms that once it has obtained this information, the Company will revise the disclosure in the prospectus to reflect such information. In addition, the Company acknowledges the Staff's comment and confirms that, prior to circulating copies of the prospectus, it will file a pre-effective amendment to the Registration Statement that will include all information other than information which may be excluded in reliance upon Rule 430A of Regulation C.

Prospectus Summary, page 1

  5.
  We note your statement that you "provide solutions that form an online network connecting reservation-taking restaurants and people who dine at those restaurants." You also state that your Electronic Reservation Book is "an integrated software and hardware solution." Please revise your disclosure to replace terms such as "solutions that form an online network" and

    "integrated software and hardware solutions" with plain English descriptions of what you do. Please make conforming changes throughout the registration statement.

    Response:    The Company acknowledges the Staff's comment. The Company respectfully submits to the Staff that it believes that the statement "provide solutions that form an online network connecting reservation-taking restaurants and people who dine at those restaurants" is an easily understandable and accurate description of the Company's business. On the one hand, the Company's solutions enable restaurants to computerize their reservation books, allowing them to make their tables accessible to diners via the Internet. On the other hand, the Company provides people seeking to dine at those restaurants with access to tables and the ability to book reservations online. As a result, a network of reservation-taking restaurants and reservation-seeking diners is formed. Moreover, we believe that readers commonly understand what the phrase "online network" means and appreciate that it is descriptive of a means by which disparate parties (restaurants and diners in this case) connect via the Internet. Where applicable, we have revised the prospectus on pages 1, 3, 54, 57 and F-8 to replace other terms such as "integrated software and hardware solutions" with plain English descriptions.

  6.
  Please provide us support, with appropriate markings and page references in your response, for your statement that "based on [y]our internal estimates...there are approximately 30,000 reservation-taking restaurants in North America that seat approximately 600 million diners." Please also revise your disclosure to explain what you mean by the term "reservation-taking" restaurant.

    Response:    The Company acknowledges the Staff's comment and is supplementally providing to the Staff a summary of information collected by the Company related to its estimates of the number of reservation-taking restaurants in North America and the number of diners seated by such restaurants. The Company respectfully advises the Staff that the term "reservation-taking" restaurant refers to restaurants that enable diners to reserve a table in advance of arriving for their meal and that the Company believes that such term is an accurate and clear description of such restaurants.

Our Solution, page 2

  7.
  In your discussion of the benefits to reservation-taking restaurants, please explain how your application helps restaurants to "market to a targeted audience with cost-effective, measurable results...." Explain the cost-effectiveness and measurable results you reference here.

    Response:    The Company has revised the disclosure on pages 3, 55 and 57 in response to the Staff's comments.

Our Strategy, page 3

  8.
  You refer to the insights you have gained from the experience of seating approximately 90 million diners. Please provide support for this statement. In this regard, we note the Operational Data you provide relating to Seated Diners for the past three fiscal years on page seven.

    Response:    The Company acknowledges the Staff's comment and is supplementally providing to the Staff a summary of information collected by the Company related to its estimate of number of diners seated by the Company.

Risk Factors, page 9

  9.
  Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. A discussion of risks in generic terms does not tell readers how the risk may affect their investment in your company. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples only, and not an exhaustive list, please consider the following risk factors:

    •
    "General economic conditions and the current global financial crisis may adversely affect our business, operating results and financial condition." Page 9.

    •
    "We may be unable to successfully execute our business strategy if we fail to continue to provide our customers with a high-quality customer experience." Page 12.

    •
    "Future acquisitions could disrupt our business and harm our financial condition and operating results." Page 14.

    •
    "Failure to adequately protect our intellectual property could substantially harm our business and operating results." Page 16.

    •
    "Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information." Page 18.

    •
    "Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism." Page 19.

    •
    "If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results and our ability to operate our business." Page 19.

    Please revise your risk factors section to remove generic risks that apply to any business and to more precisely articulate the risks to your offering. We may have additional comments based upon your revisions.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on pages 9, 12, 14, 16, 17, 18 and 19.

  10.
  It appears that you are including more than one risk factor under the subheading "General economic conditions and the current global financial crisis may adversely affect our business, operating results and financial condition." For example, you refer to the impact of consumer purchases of discretionary items and the impact this has had on you and you go on to refer to the tightening of the credit markets and the fact that this could impact your access to short-term debt. These appear to be separate and distinct risks. In order to give proper prominence to each risk you present, we suggest you assign each risk its own descriptive subheading.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 9 to remove the disclosure related to the tightening of the credit markets under another risk factor subheading and moved such disclosure to page 19.

  11.
  Also, please provide the basis for your belief that the total number of reservations, including reservations by phone, seated by your restaurant customers has decreased approximately 10%

    to 15% for the fourth quarter of 2008 from the same period in 2007, as you mention on page 9.

    Response:    The Company acknowledges the Staff's comment and is supplementally providing to the Staff a summary of information collected by the Company related to its estimate of the percentage decrease of the total number of reservations seated by the Company's restaurant customers.

  12.
  The subheadings of certain of your risk factors section are too vague and generic to adequately describe the risk that follows and appear to simply state a fact about the company. For example, on page 11, you use the subheading "Our Growth Rate will likely not be sustainable." Please revise your subheadings so that they reflect the risk you are describing in the accompanying text by discussing the impact upon the company of the fact you describe. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic. Other examples include "We may be unsuccessful in expanding our operations internationally" on page 12 and "We will incur increased costs as a result of being a public company and may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters" on page 20.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on pages 11, 12 and 19 to revise the subheadings in the risk factors section to reflect the risk that the Company is describing in the accompanying text by discussing the impact on the Company of the facts described.

  13.
  In the risk factor on page 18 entitled "We rely on a third-party customer support partner for the majority of our customer service calls," you discuss the risk that your relationship with your customer support partner could end. Please elaborate upon this risk to discuss whether you have a contract that governs the services being provided by your customer support partner and, if so, the duration of your agreement. Please provide similar disclosure in the risk factor that follows on page 19 entitled "We outsource a portion of our software development...."

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 18.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Critical Accounting Policies and Estimates, page 36

  14.
  While we note that your critical accounting policy section highlights those areas that require significant estimates and management judgment, as well as those areas that involve a choice of accounting policy where different policies could produce materially different results, we also note that your discussion of these policies essentially duplicates the disclosure of significant accounting policies in the financial statement footnotes.

    Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on pages 35 and 36.

Revenue Recognition, page 36

  15.
  Please explain to us how you calculate the charge to your customers for the monthly subscription fee and the fee for each restaurant guest seated through online reservations. A representative example along with an explanation of how EITF 00-21 comes into play would be helpful to our understanding.

    Response:    The Company has only one unit of accounting as defined under paragraph 9 of EITF 00-21.

    Customers are charged a subscription fee per restaurant to utilize the Company's service, which consists of use of the Company's software and hardware and access to customer support. This fee is billed and recognized monthly and recorded in the line item "subscription revenue." Additionally, as part of the Company's service, the restaurant customer is able to accept reservations from diners on the OpenTable website (www.opentable.com) and through the restaurant customer's own website. Reservations that are made by diners at a restaurant customer are charged per seated diner for reservations originating through both the OpenTable website and through the restaurant customer's website, with a lower amount charged for reservations originating through the restaurant customer's website. The Company earns and recognizes this revenue as the diners are seated at the restaurant, not when they make the reservation. The Company accumulates the seated diner charges, bills its restaurant customers monthly and records this in the line item "reservation revenue." As an example, one of our restaurant customers in San Francisco is billed a $199 per month subscription fee, a $1.00 per seated diner fee for reservations originating through the OpenTable website and a $0.25 per seated diner fee for reservations originating through the restaurant customer's website.

Liquidity and Capital Resources, page 54

  16.
  We note your indication that you expect capital expenditures and international expansion efforts to utilize more cash than recent historical periods, however, you believe you will have sufficient cash to support your operating activities for at least the next twelve months. Please revise to provide your estimated amount of capital expenditures and international expansion costs for the upcoming fiscal year and specifically state the sources of cash you expect to utilize. See Item 303(a)(2) of Regulation S-K.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 50.

Business, page 58

  17.
  In an appropriate place in this discussion, please elaborate upon how you generate revenue by explaining the various fees you assess to your subscribers, a description of the rate of those fees and how they are assessed. Refer to Item 101(c)(1)(i) of Regulation S-K.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on pages 1, 33 and 54.

  18.
  Please describe the business experience of your executive officers and directors for the past five years without any gaps or ambiguities. See Item 401(e)(1) of Regulation S-K. In this regard, please disclose the specific business experiences for the past five years without any gaps or ambiguities of Adam R. Dell.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 66.

Code of Business Conduct and Ethics, page 74

  19.
  Please revise to state when you expect to adopt a code of business conduct and ethics.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 70.

Executive Compensation, page 75

  20.
  In your Overview, please elaborate upon how you ensure that compensation is closely aligned with your business and financial objectives.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 72.

  21.
  In your discussion of base salaries, you state that no formulaic base salary increases are provided to your named executive officers, "consistent with [y]our intent of offering compensation that is both cost-effective, competitive and contingent on the achievement of performance objectives." Please elaborate to explain the performance objectives upon which you base salary increases.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 73.

  22.
  In your discussion of annual cash bonuses, please explain what metric Mr. Dodson was expected to achieve under his sales commission plan in order to be eligible to receive the target incentive bonus of $200,000. Please also explain by how much he exceeded this metric, considering he was awarded 106% of his target incentive, and how you determined the amount that was paid out.

    Response:    The Company respectfully submits that it has not disclosed a quantification of the metric associated with Mr. Dodson's sales goal related to new restaurant customers acquired during 2008 because disclosure could cause substantial economic harm to the Company by hampering its competitive position. The Company does not provide information related to new restaurant customers to the public. The Company's sales goal for new restaurant customers in 2008 falls within the commercial information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984). Disclosing the Company's internal sales goal would give competitors and others insight into the internal projected growth rates of the Company's sales to new restaurants. Public insight into these internal projections could in turn impair the Company's growth strategies by providing the Company's competitors valuable insight into the Company's sales goal and growth strategies. Competitors could use information in the public domain together with the Company's sales goal to derive the Company's growth strategies, which would provide such competitors an unfair advantage in competing with the Company. Accordingly, the Company's competitive position would be substantially harmed by the disclosure of the sales goal. In lieu of disclosing the actual sales goal, the Company has instead included disclosure in this section regarding the likelihood that the future targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

    In response to the Staff's comments, the Company has revised the disclosure on page 74 to include an explanation of by how much Mr. Dodson exceeded the sales objective related to new restaurant customers acquired during 2008 and demonstrates how the amount paid under his sales commission plan was determined.

Certain Relationships and Related Transactions, page 96

  23.
  Once you have adopted a written related person transaction policy, please ensure that you summarize its terms here, pursuant to Item 404(b) of Regulation S-K.

    Response:    The Company acknowledges the Staff's comment and confirms that once the Company has adopted a written related person transaction policy, the Company will revise the disclosure in the prospectus to summarize such policy's terms, pursuant to Item 404(b) of Regulation S-K.

Principal and Selling Stockholders, page 98

  24.
  To the extent you have not already done so, with respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by the shareholder.

    Response:    The Company acknowledges the Staff's comment and respectfully advises the Staff that it is in the process of obtaining information from each selling stockholder relating to its participation in the offering, including among other things, the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by such selling stockholder. The Company confirms that once it has obtained this information, the Company will revise the disclosure in the prospectus to reflect such information.

  25.
  Please tell us whether any of the selling security holders is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405. Also tell us whether any of the selling security holders is affiliated with the company in any way. We may have further comments.

    Response:    The Company acknowledges the Staff's comment and respectfully advises the Staff that it is in the process of obtaining information from each selling stockholder relating to its participation in the offering, including among other things, whether such selling stockholder is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405 and whether any selling stockholder is affiliated with the Company in any way. The Company confirms that once it has obtained this information, the Company will revise the disclosure in the prospectus to reflect such information.

Shares Eligible for Future Sale, page 105

Registration Rights, page 106

  26.
  Please provide additional detail regarding the terms of the registration rights agreement, including but not limited to, the expiration of such rights and the limitations on the ability to exercise such rights.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on pages 97 and 98.

Underwriting, page 110

  27.
  In the third full paragraph on page 110, please provide a brief description of the indemnification provisions with the underwriters.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page 106.

Exhibits and Financial Statements, page II-2

Financial Statements

Consolidated Balance Sheets, page F-3

  28.
  Please tell where you classify deferred offering costs on your balance sheet. To the extent you included these costs in the prepaid expenses and other current assets line item, please explain to us why current classification is appropriate, including your survey of prevailing practice.

    Response:    Deferred offering costs are included in "other assets" on the Company's balance sheet as of December 31, 2008. In response to the Staff's comment, the Company has added a caption to Note 2 on page F-10 labeled "Deferred Offering Costs," which identifies the amount and the classification on the balance sheet.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), page F-5

  29.
  Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement or in the notes to financial statements. Additionally, disclose the accumulated balances for each component of other comprehensive income. Refer to paragraphs 25 and 26 of SFAS 130. If there is no income tax effect associated with the item, please explain to us the reasons.

    Response:    The Company respectfully advises the Staff that the other comprehensive income amounts in the years 2006 and 2007 were immaterial, and therefore any deferred income tax balance sheet reclassifications on those amounts would also be immaterial. In the year 2008, the foreign currency translation amount which was included in comprehensive income was a loss of $311,000 and the Company considered the appropriateness of recording a related tax benefit. Due to uncertainty around realization of any potential tax asset, due to the necessary timing and sources of geographic income needed to realize this benefit, the Company has not recorded any potential income tax benefit. With respect to the unrealized gain on investments in 2008 of $66,000, the related deferred income tax liability was deemed to be immaterial and was not recorded.

    In response to the Staff's comment regarding disclosure of the accumulated balances for each component of other comprehensive income, we have added disclosure to Note 2 on page F-15 under the "Comprehensive Income (Loss)" subsection.

Consolidated Statements of Cash Flows, page F-7

  30.
  Please show us the relationship between deferred taxes disclosed in the reconciliation of net income to net cash provided by operating activities and deferred tax expense disclosed on page F-31. In this regard, reconcile the change in the net deferred tax asset between the balance sheet years with deferred tax expense for 2007.

    Response:    The Company respectfully advises the Staff that the difference between the $9,455,000 included in the reconciliation of net income to net cash provided by operating activities and the $9,370,000 total tax deferred expense on page F-28 is $85,000 and relates to amounts that went into APIC, as opposed to deferred tax expense. Please see the $84,000 (difference is rounding) line item labeled "Income tax benefit from employee stock option exercise" on the consolidated statements of stockholders' equity and comprehensive income (loss) for the year ended December 31, 2007.

  31.
  We note the significant depressive effect that exchange rate fluctuations have had on your cash balances denominated in non-dollar currencies as indicated on page F-7 as well as the depressive effect of translation adjustments as reflected on page F-6. Please tell us what gave rise to the significant transaction gain in 2007. In this regard, a summary of your non-dollar denominated assets, broken out by monetary versus non-monetary assets, may be helpful to our understanding.

    Response:    The amounts of the effect on exchange rates on page F-7 (of the initial filing of the Registration Statement) were $35,000, $58,000 and $5,000 for the years ended December 31, 2005, 2006 and 2007, respectively, and $56,000 and $147,000 for the nine months ended September 30, 2007 and 2008, respectively. The foreign currency translation amounts on page F-6 (of the initial filing of the Registration Statement) were $19,000 for the year ended December 31, 2007 and $166,000 for the nine months ended September 30, 2008. The Company respectfully advises the Staff that it does not consider any of these amounts significantly depressive in light of the total amount of cash and total assets being reported for the same periods.

    With respect to the transaction gain in 2007, the Company supplementally advises the Staff that the foreign exchange gain of $120,000 is the net result of transactions denominated primarily in Canadian dollars and Mexican pesos. The Company respectfully advises the Staff that it does not consider this amount to be significant.

Note 2. Summary of Significant Accounting Policies, page F-8

Stock-Based Compensation, page F-13

  32.
  Please review the accounting guidance under which you account for options under the "multiple option method" and explain to us how your accounting complies with the guidance in SFAS 123R, which superseded FIN 28. Alternatively, you may consider revising your disclosure.

    Response:    In response to the Staff's comment, the Company has revised its disclosure on page F-13 in its critical accounting policies and estimates section and stock-based compensation subsection of Note 2.

Note 3. Short-Term Investments and Fair Value Measurements, page F-19

  33.
  For each period for which results of operations are presented, please disclose the gross realized gains and losses that have been included in earnings as a result of sales of available-for-sale securities. Refer to paragraph 21.a of SFAS 115.

    Response:    In response to the Staff's comment, the Company has added disclosure on page F-9 in the short-term investments subsection of Note 2 clarifying that realized gains and losses on investments were not material.

Note 5. Line of Credit, page F-20

  34.
  Please tell us how you accounted for the issuance of a warrant to purchase 1,108,638 shares of Series A convertible preferred stock in June 2003. In doing so, to the extent you determined the instruments are not derivatives under SFAS 133 and EITF 00-19, tell us your consideration of Issue 13 of EITF 00-27 and whether there was a beneficial conversion option in the convertible preferred stock underlying the warrant. If so, tell us how you measured the beneficial conversion option and the period over which it will be recognized. Finally, explain to us how you anticipate accounting for the automatic extension of the warrant for 3 years in the event you complete your initial public offering prior to June 2010. We may have further comment.

    Response:    The Company valued the warrant to purchase 1,108,638 shares of Series A convertible preferred stock using the Black-Scholes valuation model. The fair value of the warrant of $35,000 was reflected as a prepaid debt issuance cost and amortized to interest expense over the one year term of the credit line. In evaluating the warrant under SFAS 133 and EITF 00-19, the Company determined that the instruments did not meet the definition of a derivative, as the warrant does not meet the net settlement criteria defined in paragraphs 6(c) and 9 of SFAS 133. We also concluded the instrument qualifies for equity treatment as it requires physical settlement and meets all the criteria within paragraphs 12-32 of EITF 00-19. In considering Issue 13 of EITF 00-27, we determined the measurement date for the warrant to be the commitment date for the warrant as:

      •
      Conversion option provides only for physical settlement,

      •
      The underlying Series A preferred stock is classified as an equity instrument, and

      •
      Company received fair value for the warrant and the preferred stock upon their issuance.

    No beneficial conversion feature exists within the convertible preferred stock underlying the warrant as the effective conversion price is significantly in excess of the fair value of the Company's common stock. In regards to the potential extension of the warrant, it was considered in the original valuation of the warrant as the extension was part of the original terms of the warrant and is therefore not viewed as a modification.

Note 8. Stockholders' Equity, page F-23

Common Stock Subject to Repurchase, page F-23

  35.
  Please explain to us how you applied the guidance in SFAS 123R in accounting for stock options with early exercise features and common stock subject to repurchase. In doing so, clarify in your response whether you continue to recognize compensation cost measured at the option grant date over the original vesting period when an option holder early exercises and whether you treat the repurchase of nonvested shares as a forfeiture.

    Response:    The Company supplementally advises the Staff that all stock options have been accounted for in accordance with SFAS 123R, which is based on fair value, irrespective of whether they have an early exercise provision or not. The fair value of each option award has been estimated at grant date using the Black-Scholes option pricing model and the weighted average valuation assumptions described in Note 8. The resulting compensation cost is recognized over the original vesting period, using the graded vesting attribution method. In the event that the employee early exercises his or her option, that exercise has no impact on the recognition of the compensation cost; however, the proceeds of the exercise are considered to be a deposit of the exercise price and recorded as a liability. The amounts are reclassified to equity as the option vests. All repurchases of nonvested shares are treated as a forfeiture.

Preferred Stock, page F-24

  36.
  Please tell us how you accounted for the conversion feature in your Series A and Series B convertible preferred stock. In particular, to the extent you determined that the embedded conversion feature should not be bifurcated from the host contract and accounted for as a derivative under SFAS 133, tell us how you accounted for the embedded conversion feature under EITFs 98-5 and 00-27, including whether or not you recorded a beneficial conversion feature and the reasons therefore.

    Response:    The Company did not account for the conversion feature in its Series A (issued in 2003) or Series B (issued in 2004) convertible preferred stock, as the embedded conversion feature did not meet the bifurcation requirements as it does not meet the net settlement criteria defined in paragraphs 6(c) and 9 of SFAS 133. In evaluating the conversion feature under EITFs 98-5 and 00-27, we determined no beneficial conversion feature exists within the convertible preferred stocks as the effective conversion price is significantly in excess of the fair value of the Company's common stock at date of issuance; as such, no beneficial conversion feature has been recorded by the Company.

Warrants, page F-30

  37.
  We note that during 2003 all outstanding Series B convertible preferred stock and Series D redeemable convertible preferred stock warrants related to the equipment lease line agreement were converted into common stock warrants. Please tell us how you accounted for the exchange. If you accounted for the exchange at fair value, please show us the detailed calculations of the fair value of the preferred and common warrants. Please also explain how the Series B and D warrants were accounted for at issuance, including how you determined the amount at which they were initially recorded. We may have further comment.

    Response:    The Company accounted for the conversion of the warrants to purchase Series B and D preferred stock to common stock at fair value. Upon issuance of the Series B and Series D warrants in 1999 and 2000, respectively, the Company accounted for these warrants by calculating the fair value using the Black-Scholes valuation model based on an assumed life of 10 years, dividend yield of 0%, risk-free interest rate of 6% and a volatility of 75%. The allocated fair value of these warrants was reflected as a deferred debt issuance cost and was amortized to interest expense over the term of the underlying debt agreement, which was subsequently terminated in 2002.

    As part of the exchange, the Company calculated a deemed dividend for the excess of (1) the fair value of all securities and other consideration transferred in the transaction by the Company to the holders of the convertible and redeemable convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms (excess consideration) representing a return to the preferred stockholders of $687,615 in 2003 (substantially all of this amount related to passive investors and the portion related to the equity line lender was considered immaterial), as determined based on the incremental common stock issuable upon conversion of the preferred stock, valued at the estimated fair value per share of the common stock at the conversion date. Such net excess consideration was not recognized within the Company's statements of changes in convertible preferred stock subject to redemption and changes in stockholders' deficit given that the Company had an accumulated deficit at December 31, 2003, which results in an offsetting increase and decrease to additional paid in capital.

Note 9. Income Taxes, page F-31

  38.
  In light of your cumulative losses in recent years, please show us your detailed analysis supporting your decision to reverse your valuation allowance during the fourth quarter of 2007. Explain in detail why you think your projections indicating growth in installed customers and per-seated diner revenues support a conclusion that it is more likely than not that the tax benefits of your deferred tax assets will be realized. Explain to us the types of positive and/or negative evidence you analyzed in reaching your conclusion. Refer to paragraphs 20 through 25 of SFAS 109. With a view toward disclosure, tell us what the remaining allowance of $131 thousand represents and why your valuation allowance removal language is accurate.

    Response:    In accordance with paragraphs 20 through 25 of SFAS 109, the Company reviewed all available evidence, both positive and negative, to determine whether a valuation allowance was needed. Based upon this review in the fourth quarter of 2007, the Company determined that it was more likely than not there would be sufficient future income to support the utilization of the deferred tax assets at December 31, 2007, with the exception of foreign tax credit carryforwards which are discussed below.

    This evidence is summarized as follows:

      •
      Recent cumulative profitability:  As of December 31, 2007, the Company achieved significant cumulative U.S. pre-tax book income after permanent differences on a rolling 12 quarter basis.

      •
      History of earnings:  In addition, the Company experienced increasing U.S. pre-tax book income each quarter during 2006 and 2007, with the exception of the third quarter of 2007 which was impacted by a legal settlement.

      •
      Track record of reliable forecasting:  Because of the Company's significant installed base and resulting recurring revenue stream, the Company's U.S. operating results have historically been relatively predictable and consequently the Company has met or exceeded its annual forecasts in recent years.

      •
      Sufficient projected U.S. pre-tax book income:  In the Company's analysis as of December 31, 2007, the Company expected U.S. pre-tax income in 2008, and its forecasts anticipated U.S. profitability through the foreseeable future. Specifically, the Company projected that U.S. pre-tax book income would be sufficient to utilize all domestic deferred tax assets and utilize all federal and state NOLs by 2011.

      •
      Negative evidence:  To date, the Company has not experienced an expiration of any NOLs or tax credit carryforwards; the Company does not expect losses in early future years; the Company does not have unsettled circumstances that would adversely affect future operations; the Company does not have a brief carryback, carryforward period that would limit the realization of tax benefits; the Company's business has not traditionally been cyclical; and the Company has not observed other negative evidence.

    In response to the Staff's comments, the Company has revised the disclosure on page F-29 to delete the notion that realization of its net deferred tax assets is dependent on growth in installed customers and per-seated diner revenues. The Company supplementally advises the Staff that if U.S. pre-tax book income levels remained constant at fourth quarter 2007 levels, the Company's domestic deferred tax assets would still be utilized by 2011.

    In response to the Staff's comments, the Company has revised the disclosure on page F-29 to clarify that the remaining allowance of $131,000 relates to foreign tax credit carryforwards, which the Company does not believe are probable of realization due to the uncertainty around the necessary timing and sourcing of geographic income necessary to recover the asset.

  39.
  Please explain to us the reasons for the significant changes between periods in each of the items in your effective tax rate reconciliation on page F-32, other than the valuation allowance. Please also explain to us what is included in the line item "Other." Finally, please revise your discussion of income taxes on page 50 to discuss the effect of each of the significant reconciling items.

    Response:    The Company supplementally advises the Staff that the Company's pre-tax book earnings were approximately $81,000 for the year ended December 31, 2007. Therefore, almost all amounts will appear to be significant when calculated as a percentage of such a small denominator. "Other" within the table on F-32 consists of meals & entertainment, penalties and other miscellaneous amounts in 2006 and 2007. The total dollar value of all three of these items for the years ended December 31, 2006 and 2007 is approximately $111,000 and $23,000, respectively. The Company respectfully advises the Staff that the Company considers these amounts to be immaterial and appropriately classified as "other."

    The Company further advises the Staff that, besides the changes in the valuation allowance, stock-based compensation is the most significant reconciling item in 2007. In 2006, the Company advises that besides the changes in the valuation allowance, stock-based compensation and foreign tax items are the most significant reconciling items. In response to the Staff's comment, the Company has revised the discussion of income taxes on page 46 in the Management Discussion and Analysis section to include stock-based compensation.

  40.
  With respect to your unrecognized tax benefits, please clarify for us why you believe there is a possibility you will be able to utilize the net operating loss carryforwards in the future given the limitations under the Internal Revenue Code.

    Response:    The Company supplementally advises the Staff that the Company currently intends to utilize the full amount of its net operating loss carryforwards for income tax return filing purposes. The Company believes that its position has merit and is a defensible filing position with the Internal Revenue Service. However, the Company does not believe that the full amount of its deferred tax asset related to operating loss carryforwards meets the standard required by Financial Statement Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48) for recognition of the asset. As such, the Company believes it has properly accounted for a portion of its net operating loss carryforwards as an unrecognized benefit as of December 31, 2008.

Item 17. Undertakings, page II-3

  41.
  Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include this undertaking.

    Response:    In response to the Staff's comments, the Company has revised the disclosure on page II-4.

Exhibits

  42.
  We note that you have not filed some exhibits to the registration statement. We request that you file these exhibits as early as possible so that we may have time to review them before you request that your registration statement become effective.

    Response:    The Company has filed Exhibit 10.1 with Amendment No. 1. The Company acknowledges the Staff's comment and will file remaining exhibits as early as possible.

*****

        Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK A. POHLEN Patrick A. Pohlen of LATHAM & WATKINS LLP

Enclosures

cc:
Jeffrey D. Jordan, OpenTable, Inc.
Matthew Roberts, OpenTable, Inc.
Kathleen M. Wells, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP